SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934
                                October 29, 2007

                         SCOR Holding (Switzerland) Ltd

                 (Translation of registrant's name into English)


                             General Guisan-Quai 26
                                P.O. Box, CH-8022
                               Zurich, Switzerland
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F |X| Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                 Yes |_| No |X|
 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable.



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News release




Zurich, Switzerland - October 26, 2007 - SCOR SE files cancellation action for remaining shares of SCOR Holding (Switzerland) Ltd.




SCOR Holding (Switzerland) Ltd. has been notified by SCOR SE that, on October 25, 2007, SCOR SE has filed a cancellation action with respect to the remaining shares of SCOR Holding (Switzerland) Ltd. not owned by the SCOR Group in accordance with article 33 of the Federal Act on Stock Exchanges and Securities Trading.

Enquiries

Communications                          Marco Circelli
Phone: +41 44 639 90 22             Head of Investor Relations
Fax:   +41 44 639 70 22             mcircelli@scor.com
                                        Phone:  +41 44 639 91 31
                                        Fax:    +41 44 639 71 31

                                        Inken Ehrich
                                        Investor Relations Specialist
                                        iehrich@scor.com
                                        Phone:      +41 44 639 90 94
                                        Fax:        +41 44 639 70 94





Converium Holding (Switzerland) Ltd.


Converium Holding (Switzerland) Ltd. is a subsidiary of SCOR SE and is based in Zurich, Switzerland. The Company has an "A-" ("strong") financial strength rating (outlook stable) from Standard & Poor's and a "A-" ("excellent") financial strength rating (outlook stable) from A.M. Best Company.




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                                    Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated October 29, 2007

                                       SCOR Holding (Switzerland) Ltd
                                       (Registrant)

                                       By: /s/ Benjamin Gentsch
                                           -------------------------------------
                                           Name:  Benjamin Gentsch
                                           Title: Chief Executive Officer


                                       SCOR Holding (Switzerland) Ltd
                                       (Registrant)

                                       By: /s/ Chris Wing
                                           -------------------------------------
                                           Name:  Chris Wing
                                           Title: Chief Financial Officer